April 26, 2019

David Wagner
Chief Executive Officer
ZIX CORPORATION
2711 North Haskell Avenue
Suite 2200, LB 36
Dallas, TX 75204

       Re: ZIX CORPORATION
           Preliminary Proxy Statement on Schedule 14A
           Filed March 29, 2019
           File no. 000-17995

Dear Mr. Wagner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services